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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Fargo Electronics, Inc., a Delaware corporation ("Fargo"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on August 3, 2001, as amended by Amendment No. 1 thereto filed with the SEC on August 15, 2001, Amendment No. 2 thereto filed with the SEC on August 17, 2001, Amendment No. 3 thereto filed with the SEC on August 30, 2001, Amendment No. 4 thereto filed with the SEC on September 14, 2001 and Amendment No. 5 thereto filed with the SEC on September 28, 2001 (the "Schedule 14D-9"), with respect to the offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares of Fargo at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

    Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

  "On October 11, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 2 to the Acquisition Agreement pursuant to which (1) the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on the sixty-first (61st) day of receipt of a "second request" for information from the Federal Trade Commission and ending five (5) business days later to the period beginning on February 14, 2002 and ending on February 22, 2002 and (2) a condition to the Offer was modified in light of the terrorist attacks on the United States on September 11, 2001 and resulting actions. Specifically, the suspension of trading in securities on the New York Stock Exchange, Inc. during the period from September 11 through 14, 2001 and the terrorist attacks on the United States on September 11, 2001 and any subsequent military actions and other armed hostilities, including additional terrorist attacks on the United States or any military response by the United States, resulting therefrom (other than any such subsequent actions or hostilities that will, because of their significant and lasting effect on the United States and/or its economy, make consummation of the Offer impracticable) may not be asserted as a failure of the condition to the Offer. A copy of Amendment No. 2 to the Acquisition Agreement is filed as Exhibit 99(e)(10) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

Item 3. Past Contacts, Transactions, Negotiations and Agreements

    Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Acquisition Agreement

    The following text is hereby added at the end of the subsection entitled "Acquisition Agreement" on page 4:

  "On August 30, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 1 to the Acquisition Agreement pursuant to which the parties agreed to decrease the termination fee Fargo will be required to pay Zebra under certain circumstances from $5.6 million to $4.1 million. A copy of Amendment No. 1 to the Acquisition Agreement is filed as Exhibit 99(e)(9) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

  "On October 11, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 2 to the Acquisition Agreement pursuant to which (1) the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on the sixty-first (61st) day of receipt of a "second request" for information from the Federal Trade Commission and ending five (5) business days later to the period beginning on February 14, 2002 and ending on February 22, 2002 and (2) a condition to the Offer was modified in light of the terrorist attacks on the United States on September 11, 2001 and resulting actions. Specifically, the suspension of trading in securities on the New York Stock Exchange, Inc. during the period from September 11 through 14, 2001 and the terrorist attacks on the United States on September 11, 2001 and any subsequent military actions and other armed hostilities, including additional terrorist attacks on the United States or any military response by the United States, resulting therefrom (other than any such subsequent actions or hostilities that will, because of their significant and lasting effect on the United States and/or its economy, make consummation of the Offer impracticable) may not be asserted as a failure of the condition to the Offer. A copy of Amendment No. 2 to the Acquisition Agreement is filed as Exhibit 99(e)(10) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

Item 4. The Solicitation or Recommendation

    Item 4 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Background of Transaction

    The following text is hereby added at the end of the subsection entitled "Background of Transaction" on page 11:

  "On October 11, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 2 to the Acquisition Agreement pursuant to which (1) the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on the sixty-first (61st) day of receipt of a "second request" for information from the Federal Trade Commission and ending five (5) business days later to the period beginning on February 14, 2002 and ending on February 22, 2002 and (2) a condition to the Offer was modified in light of the terrorist attacks on the United States on September 11, 2001 and resulting actions. Specifically, the suspension of trading in securities on the New York Stock Exchange, Inc. during the period from September 11 through 14, 2001 and the terrorist attacks on the United States on September 11, 2001 and any subsequent military actions and other armed hostilities, including additional terrorist attacks on the United States or any military response by the United States, resulting therefrom (other than any such subsequent actions or hostilities that will, because of their significant and lasting effect on the United States and/or its economy, make consummation of the Offer impracticable) may not be asserted as a failure of the condition to the Offer. A copy of Amendment No. 2 to the Acquisition Agreement is filed as Exhibit 99(e)(10) to this Schedule 14D-9 and is incorporated herein by reference in its entirety."

Item 8. Additional Information

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

  "On October 12, 2001, Zebra and Fargo issued a joint press release announcing (1) the extension by Zebra of the expiration date of the Offer until 5:00 p.m., New York City time, on Friday,

  October 26, 2001, unless the Offer is further extended; and (2) their execution of Amendment No. 2 to the Acquisition Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, October 12, 2001. The full text of the press release issued in connection therewith is attached as Exhibit 99(a)(12) hereto and is incorporated herein by reference in its entirety. All references in the Schedule 14D-9 to 'October 12, 2001' as the expiration date of the Offer are hereby amended and restated to refer to 'October 26, 2001."'

Item 9. Exhibits

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
99(a)(12)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued October 12, 2001 (incorporated by reference to Exhibit 99.1(a)(5)(F) of Amendment No. 6 to the Schedule TO)
99(e)(10)
Amendment No. 2, dated as of October 11, 2001, to the Acquisition Agreement among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc. (incorporated by reference to Exhibit 99.1(d)(7) of Amendment No. 6 to the Schedule TO)

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.
By:	/s/ PAUL STEPHENSON Paul Stephenson Vice President and Chief Financial Officer

Dated: October 11, 2001

FARGO ELECTRONICS, INC.

AMENDMENT NO. 6 TO SCHEDULE 14D-9

Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(12)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued October 12, 2001	Incorporated by reference to Exhibit 99.1(a)(5)(F) of Amendment No. 6 to the Schedule TO
99(e)(10)	Amendment No. 2, dated as of October 11, 2001, to the Acquisition Agreement among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.	Incorporated by reference to Exhibit 99.1(d)(7) of Amendment No. 6 to the Schedule TO

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  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
Exhibit Index